SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
01/13/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,043,390

8. SHARED VOTING POWER
144,050

9. SOLE DISPOSITIVE POWER
5,187,440
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
5,187,440

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.22%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #7 to the schedule 13d filed August 27,2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on March 5, 2010 there were 28,463,912 shares of common stock outstanding as of 12/31/2009 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 5,187,440 shares of BLU or 18.22% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 12/6/10 the following shares of BLU were purchased:

Date:		        Shares:		Price:
12/06/10		15,483		3.6262
12/07/10		5,600		3.6487
12/08/10		9,955		3.6315
12/09/10		48,144		3.6398
12/10/10		294		3.6500
12/13/10		11,900		3.6800
12/15/10		7,000		3.6900
12/15/10		2,922		3.6700
12/20/10		700		3.6800
12/21/10		1,000		3.7000
12/22/10		16,474		3.7000
12/22/10		14,800		3.7100
12/23/10		5,270		3.6897
12/27/10		100		3.7000
12/28/10		25,000		3.7100
01/07/11		27,667		3.7292
01/10/11		9,700		3.7200
01/11/11		9,600		3.7400
01/12/11		24,326		3.7625
01/13/11		23,217		3.7800
01/14/11		50,000		3.7700




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/20/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos